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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                                (Amendment No.2)*

                                    KFX INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  48245L 10 7
                        ------------------------------
                                 (CUSIP Number)

                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 48245L 10 7                                               Page 2 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Name RAM Trading, Ltd.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      Cayman Islands corporation
      Cayman Islands
--------------------------------------------------------------------------------
                 5.   Sole Voting Power
   NUMBER OF          0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY    6.   Shared Voting Power
   OWNED BY           1,132,700 shares of Common Stock
     EACH             Warrants to purchase 2,999,168 shares of Common Stock/(1)/
  REPORTING    -----------------------------------------------------------------
    PERSON       7.   Sole Dispositive Power
     WITH             0
               -----------------------------------------------------------------
                 8.   Shared Dispositive Power
                      See Row 6 above.
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      See Row 6 above.
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      CO
--------------------------------------------------------------------------------

/(1)/   See Footnote 1 in Item 4.

/(2)/   Pursuant to the terms of an agreement between the Company and certain
Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip No. 48245L 10 7                                               Page 3 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Name Ritchie Capital Management, L.L.C.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Delaware limited liability company
      U.S.A.
--------------------------------------------------------------------------------
                     5.   Sole Voting Power

   NUMBER OF              0
    SHARES         -------------------------------------------------------------
  BENEFICIALLY       6.   Shared Voting Power
   OWNED BY               1,132,700 shares of Common Stock
     EACH
   REPORTING              Warrants to purchase 2,999,168 shares of Common
    PERSON                Stock/(1)/
     WITH          -------------------------------------------------------------
                     7.   Sole Dispositive Power

                          0
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

                          See Row 6 above
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      See Row 6 above
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                    [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO; HC
--------------------------------------------------------------------------------

/(1)/ See Footnote 1 in Item 4.

/(2)/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip No. 48245L 10 7                                               Page 4 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).

      Name RAM Capital, L.L.C.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

      Illinois limited liability company
      U.S.A.
--------------------------------------------------------------------------------
                     5.   Sole Voting Power
   NUMBER OF
    SHARES                0
 BENEFICIALLY      -------------------------------------------------------------
   OWNED BY          6.   Shared Voting Power
     EACH
  REPORTING               1,132,700 shares of Common Stock
    PERSON                Warrants to purchase 2,999,168 shares of Common Stock
     WITH                 /(1)/
                   -------------------------------------------------------------
                     7.   Sole Dispositive Power

                          0
                   -------------------------------------------------------------
                     8.   Shared Dispositive Power

                          See Row 6 above.
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

      See Row 6 above.
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                    [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      Approximately 9.99% as of December 31, 2002./(2)/ (Based on
      38,360,879 shares of Common Stock issued and outstanding as of
      November 12, 2002, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)

      OO; HC
--------------------------------------------------------------------------------

/(1)/ See Footnote 1 in Item 4.

/(2)/ Pursuant to the terms of an agreement between the Company and certain Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip NO. 48245L 10 7                                               Page 5 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Name RAM Capital Investments, Ltd.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      Cayman Islands corporation
      Cayman Islands
--------------------------------------------------------------------------------
                 5.   Sole Voting Power
   NUMBER OF          0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY    6.   Shared Voting Power
   OWNED BY           1,132,700 shares of Common Stock
     EACH             Warrants to purchase 2,999,168 shares of Common Stock/(1)/
  REPORTING    -----------------------------------------------------------------
    PERSON       7.   Sole Dispositive Power
     WITH             0
               -----------------------------------------------------------------
                 8.   Shared Dispositive Power
                      See Row 6 above.
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      See Row 6 above.
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      CO; HC
--------------------------------------------------------------------------------

/(1)/   See Footnote 1 in Item 4.

/(2)/   Pursuant to the terms of an agreement between the Company and certain
Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip NO. 48245L 10 7                                               Page 6 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Name THR, Inc.
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      Illinois corporation
      U.S.A.
--------------------------------------------------------------------------------
                 5.   Sole Voting Power
   NUMBER OF          0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY    6.   Shared Voting Power
   OWNED BY           1,132,700 shares of Common Stock
     EACH             Warrants to purchase 2,999,168 shares of Common Stock/(1)/
  REPORTING    -----------------------------------------------------------------
    PERSON       7.   Sole Dispositive Power
     WITH             0
               -----------------------------------------------------------------
                 8.   Shared Dispositive Power
                      See Row 6 above.
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      See Row 6 above.
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                             [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)
      Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus the Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      CO; HC
--------------------------------------------------------------------------------

/(1)/   See Footnote 1 in Item 4.

/(2)/   Pursuant to the terms of an agreement between the Company and certain
Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip No. 48245L 10 7                                               Page 7 of 12
         ------------
--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of Above Persons (entities only).
      Name A. R. Thane Ritchie
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                (a) [X]
                                                                (b) [_]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization
      U.S. Citizen
--------------------------------------------------------------------------------
                5.   Sole Voting Power
   NUMBER OF         0
    SHARES     -----------------------------------------------------------------
 BENEFICIALLY   6.   Shared Voting Power
   OWNED BY          1,132,700 shares of Common Stock
     EACH            Warrants to purchase 2,999,168 shares of Common Stock/(1)/
  REPORTING    -----------------------------------------------------------------
    PERSON      7.   Sole Dispositive Power
     WITH            0
               -----------------------------------------------------------------
                8.   Shared Dispositive Power
                     See Row 6 above.
--------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person
      See Row 6 above.
--------------------------------------------------------------------------------
10. Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares/(2)/ (See Instructions)
                                                                           [X]
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

      Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus Common Stock issuable upon the exercise of the Warrants referred to in Row 6 above.)
--------------------------------------------------------------------------------
12.   Type of Reporting Person (See Instructions)
      IN; HC
--------------------------------------------------------------------------------

/(1)/   See Footnote 1 in Item 4.

/(2)/   Pursuant to the terms of an agreement between the Company and certain
Reporting Persons, the Reporting Person cannot be the "beneficial owner" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Cusip No. 48245L 10 7                                               Page 8 of 12
         ------------

                                  SCHEDULE 13G

Item 1(a)    Name of Issuer: KFX INC.

     1(b)    Address of Issuer's Principal Executive Offices:

                        3300 East First Avenue, Suite 290
                        Denver, Colorado 80206

Item 2(a)    Name of Person Filing
Item 2(b)    Address of Principal Business Office
Item 2(c)    Citizenship

                        RAM Trading, Ltd.
                        c/o Caledonian Bank & Trust Limited
                        Caledonian House
                        P.O. Box 1043
                        George Town, Grand Cayman
                        Cayman Islands corporation

                        Ritchie Capital Management, L.L.C.
                        210 East State Street
                        Batavia, Illinois 60510
                        Delaware limited liability company

                        RAM Capital, L.L.C.
                        210 East State Street
                        Batavia, Illinois 60510
                        Illinois limited liability company

                        RAM Capital Investments, Ltd.
                        c/o Caledonian Bank & Trust Limited
                        Caledonian House
                        P.O. Box 1043
                        George Town, Grand Cayman
                        Cayman Islands corporation

                        THR, Inc.
                        210 East State Street
                        Batavia, Illinois 60510
                        Illinois corporation

----------------------                                             -------------
Cusip No. 48245L 10 7                                               Page 9 of 12
----------------------                                             -------------


                      A.R. Thane Ritchie
                      210 East State Street
                      Batavia, Illinois 60510
                      U.S. Citizen

    2(d)   Title of Class of Securities:

                      Common Stock, $0.001 par value per share

    2(e)   CUSIP Number:  48245L 10 7

Item 3     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
(c), check whether the person filing is a:

           (a)  [__]  Broker or dealer registered under Section 15 of the
                      Exchange Act;

           (b)  [__]  Bank as defined in Section 3(a)(6) of the Exchange Act;

           (c)  [__]  Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act;

           (d)  [__]  Investment company registered under Section 8 of the
                      Investment Company Act;

           (e)  [__]  An investment adviser in accordance with Rule
                      13d-1(b)(1)(ii)(E);

           (f)  [__]  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

           (g)  [__]  A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

           (h)  [__]  A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

           (i)  [__]  A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

           (j)  [__]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

----------------------                                            --------------
Cusip No. 48245L 10 7                                              Page 10 of 12
----------------------                                            --------------


Item 4      Ownership:

RAM TRADING, LTD.
RITCHIE CAPITAL MANAGEMENT, L.L.C.
RAM CAPITAL, L.L.C.
RAM CAPITAL INVESTMENTS, LTD.
THR, INC.
A.R. THANE RITCHIE

     (a)    Amount beneficially owned:

            SHARED VOTING POWER

            1,132,700 shares of Common Stock

            Warrants to purchase 2,999,168 shares of Common Stock/(1)/

     (b)    Percent of Class:

            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ITEM (a) ABOVE

            Approximately 9.99% as of December 31, 2002./(2)/ (Based on 38,360,879 shares of Common Stock issued and outstanding as of November 12, 2002, plus the Common Stock issuable upon the exercise of Warrants referred to in item (a) above.)

     (c)    Number of shares as to which such person has:

            (i)       sole power to vote or to direct the vote:

                           0

            (ii)      shared power to vote or to direct the vote:

                      See item (a) above.

            (iii)     sole power to dispose or to direct the disposition of:

            (iv)      shared power to dispose or to direct the disposition of:

Cusip No. 48245L 10 7                                              Page 11 of 12

          See item (a) above.

/(1)/ The securities reported herein include securities that the Reporting Persons may acquire in the future through (i) the exercise by the Reporting Persons at any time prior to March 28, 2010 of warrants (the "March Warrants") to purchase up to 450,000 shares of Common Stock, (ii) the exercise by the Reporting Persons at any time prior to April 30, 2010 of warrants (the "April Warrants") to purchase up to 1,800,000 shares of Common Stock, (iii) the exercise by the Reporting Persons at any time prior to June 21, 2010 of warrants (the "June Warrants") to purchase up to 225,000 shares of Common Stock, (iv) the exercise by the Reporting Persons at any time prior to July 1, 2010 of warrants (the "July 1 Warrants") to purchase 225,000 shares of Common Stock, (v) the exercise by the Reporting Persons at any time prior to July 19, 2010 of warrants (the "July 19 Warrants") to purchase up to 3,751,250 shares of Common Stock and
(vi) the exercise by the Reporting Persons at any time prior to July 22, 2010 of warrants (the "July 22 Warrants", and together with the March Warrants, the April Warrants, the June Warrants, the July 1 Warrants and the July 19 Warrants, the "Warrants") to purchase up to 247,500 shares of Common Stock. The exercise price of the Warrants is $2.75 (subject to adjustment under certain circumstances). The March Warrants, the April Warrants, the June Warrants, the July 1 Warrants, the July 19 Warrants and the July 22 Warrants were issued on March 28, 2002, April 30, 2002, June 21, 2002, July 1, 2002, July 19, 2002 and
July 22, 2002, respectively.

/(2)/ Pursuant to the terms of the Warrants, the Reporting Persons cannot be "beneficial owners" of more than 9.99% of the Common Stock within the meaning of Rule 13d-1 of the Securities Exchange Act of 1934.

Item 5  Ownership of Five Percent or Less of a Class:

                                 Not Applicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

                                 Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

                                 Not Applicable.

Item 8  Identification and Classification of Members of the Group:

                                 Not Applicable.

Item 9  Notice of Dissolution of Group:

                                 Not Applicable.

Item 10 Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Cusip NO. 48245L 10 7                                              Page 12 of 12


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2003


RAM TRADING, LTD.                                     RAM CAPITAL, L.L.C.

By: Ritchie Capital Management, L.L.C.,               By:  Ritchie Capital Management, L.L.C.,
    its Investment Manager                                 its Investment Manager

    By: THR, Inc.                                          By: THR, Inc.

        By: /s/ A.R. Thane Ritchie                             By: /s/ A.R. Thane Ritchie
            --------------------------------                       ---------------------------
                A.R. Thane Ritchie, President                          A.R. Thane Ritchie, President


RITCHIE CAPITAL MANAGEMENT,                           RAM CAPITAL INVESTMENTS, LTD.
L.L.C.
                                                      By: Ritchie Capital Management, L.L.C.,
By: THR, Inc.                                             its Investment Manager


    By: /s/ A.R. Thane Ritchie                            By: THR, Inc.
        --------------------------------------
            A.R. Thane Ritchie, President                     By: /s/ A.R. Thane Ritchie
                                                                  --------------------------------
                                                                  A.R. Thane Ritchie, President

   /s/ A.R. Thane Ritchie                             THR, INC.
 -------------------------------------------
 A.R. Thane Ritchie

                                                      By: /s/ A.R. Thane Ritchie
                                                          -------------------------------------
                                                          A.R. Thane Ritchie, President